0092534.01

                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)*

                                  Lifeline Systems, Inc.
                                     (Name of Issuer)

                              Common Stock, $0.02 par value
                              (Title of Class of Securities)

                                        53219210
                  ---------------------------------------------------
                                     (CUSIP Number)

                                    Michael A. Noch
                                   124 Eastwoods Road
                              Pound Ridge, New York 10576
                                     (914) 764-5673
                          (Name, Address and Telephone Number
                        of Person Authorized to Receive Notices
                                  and Communications)

                                   - with a copy to -

                                 Jack H. Nusbaum, Esq.
                                Willkie Farr & Gallagher
                                  One Citicorp Center
                                  153 East 53rd Street
                                New York, New York 10022
                                     (212) 821-8000

                                     March 13, 1996
                    ---------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
securities, and for  any  subsequent   amendment   containing   information
which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                        SCHEDULE 13D

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CUSIP No. 53219210                               Page 2      of    7      Pages -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MICHAEL A. NOCH

----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                    (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*


----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

--------------------- --------- ---------------------------------------------------------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED               265,700
 BY EACH REPORTING    --------- ---------------------------------------------------------------------------------------------------
    PERSON WITH          8      SHARED VOTING POWER
                                    -
                      --------- ---------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                  265,700
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                    -
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                  265,700
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  4.7%

----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                  IN

----------- -----------------------------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH
                             SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE
                                SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This statement  amends and  supplements  the  information
set forth in the Schedule 13D filed by Michael A. Noch (the "Reporting Person") with the Securities and Exchange Commission regarding an event which occurred on October 30, 1991 (the "Schedule 13D"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities
Exchange Act of 1934, as  amended  (the   "Exchange   Act").   This  Amendment
No. 1 is the first electronically filed amendment to the Schedule 13D; therefore pursuant to Section 101(a)(2)(ii) of Regulation S-T, this amendment amends and restates the Schedule 13D in its entirety.

                  ITEM 1.  SECURITY AND ISSUER
                  This statement relates to the common stock, par value $.02 per share (the "Shares"), of Lifeline Systems, Inc., a Massachusetts corporation (the "Company"), whose principal executive office is located at 640 Memorial Drive, Cambridge, Massachusetts 02139.

                  ITEM 2.  IDENTITY AND BACKGROUND
                  This statement is filed by the Reporting Person, a citizen of the United States.
                  The principal business of the Reporting Person is investments. The principal business address of the Reporting Person is 124 Eastwoods Road, Pound Ridge, New York 10576.
                  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  ITEM 3.  SOURCE AND AMOUNT OF FUNDS
                  As of November 12, 1991, the aggregate purchase price (including brokerage commissions) of the 316,500 Shares beneficially owned by the Reporting Person was approximately $3,528,326. As of March 13, 1996, the Reporting Person beneficially owned 265,700 Shares as a result of subsequent purchases and sales. The source of funds used in purchasing the Shares was the personal funds of the Reporting Person. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Shares was purchased or sold in a regular way transaction effected in the over-the-counter market.

                  ITEM 4.  PURPOSE OF TRANSACTION
                  The Reporting Person acquired the Shares beneficially owned by him for investment. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending on various factors, including the Company's business affairs, prospects, financial position, price levels of Shares, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to him, will take such actions with respect to his investment in the Company, including, but not limited to, purchasing additional Shares, as he may deem appropriate in light of the circumstances existing from time to time. The Reporting Person may, and hereby reserves the right to, sell at any time some or all of his holdings in the open market or in privately negotiated transactions to one or more purchasers under circumstances he may deem appropriate.

                  Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Reporting Person, the intentions of the Reporting Person may change. Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
                  (a) As of March 13, 1996, the Reporting Person beneficially owned, in the aggregate, 265,700 Shares. Accordingly, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as of such date, the Reporting Person beneficially owned approximately 4.7% of the 5,667,905 Shares oustanding as of September 30, 1995, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.
                  (b) The Reporting Person has sole voting power and sole dispositive power with respect to all of the Shares beneficially owned by him.
                  (c) The following is a description of the transactions in the Shares effected by the Reporting Person within the 60 day period immediately preceding the date of this filing.


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
  DATE OF TRANSACTION (1)       NO. OF SHARES PURCHASED               NO. OF                     PRICE PER
    ---------------                     ---------                  SHARES SOLD                   SHARE (2)
                                                                   -----------                   ---------
          3/13/96                                                     25,000                      $11.875

-------------------
(1)      Each of the transactions set forth in this table was a regular way sale.
(2)      Including brokerage commissions.

                  d)        Not applicable.

                  e) On March 13, 1996, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

                  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  None.



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SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 1996.




                                                         /s/ Michael A. Noch
                                                         Michael A. Noch